Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

News Release

June 2, 2014

SENTRY INVESTMENTS INC. TO NOMINATE SIX DIRECTORS TO THE BOARD OF TIMMINS GOLD CORP. TO ENHANCE SHAREHOLDER VALUE

Sentry Investments Inc.’s highly experienced nominees are committed to transforming the Timmins Gold Corp. Board of Directors to achieve the following objectives:

•	Boost independence from executive team to ensure appropriate oversight of management.
•	Enhance corporate governance best practices and ensure the alignment of executive compensation with performance.
•	Enrich the Board of Directors with individuals that have significant mining and geological technical talent. Specifically, add directors who have discovered, built, operated, optimized and sold gold heap leach mines in Mexico and done the same for other mining assets elsewhere.
•	Improve operational performance and financial flexibility.
•	Properly formulate Timmins’ strategic objectives with respect to potential acquisitions & divestitures.

Toronto, ON – Sentry Investments Inc. (“Sentry”), owner of approximately 17% of the issued and outstanding shares of Timmins Gold Corp. (“Timmins”) (TMM: TSX), announces that it has notified Timmins of its intent to nominate six directors to the current eight member Timmins Board of Directors
(the “Board”) at the next annual general meeting (“AGM”). After Sentry gave notice of its intent to Timmins, the AGM previously scheduled for July 17, 2014, was cancelled as of the evening of Friday May 23, 2014. A rescheduled meeting has not been announced.

Sentry has sent a letter to the TSX advising that Timmins is in violation of the TSX rules requiring the AGM to be held prior to June 30, 2014 and stressing the need for the AGM to be held imminently to provide shareholders with the opportunity to vote.  The cancellation of the AGM is clearly a delay tactic by management and the Board to further entrench themselves as they were fully aware of Sentry’s dissatisfaction and desire to make significant Board changes prior to the cancellation of the meeting.  Sentry has also advised Timmins in writing that prior to the AGM being held, management and the Board should not take any actions outside of the ordinary course of business.

Sentry has accumulated its position in Timmins over the last several years and strongly believes that the lack of Board independence, lack of management accountability and mismanagement of the assets has unnecessarily eroded shareholder value. “It is time to transform the current Board from one that lacks independence and depth of mining industry experience to an independent board of industry veterans that can deliver results and ultimately enhance the value of Timmins for shareholders” said Kevin MacLean, Senior Vice-President and Senior Portfolio Manager at Sentry.

The current management team has been unable to deliver on operational guidance while the Board showcases poor governance practices. Timmins has consistently missed production targets and management has not been held accountable by the Board. The current Board exhibits a lack of governance best practices, such as a majority independent board to properly oversee the management team, a majority voting policy that can hold individual directors accountable, and an executive compensation program that links pay with meaningful performance metrics.

Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

Sentry’s proposed independent nominees are committed to transforming Timmins into a high quality investment in the small to mid-cap gold producer sector. Each of the nominees has held senior leadership positions and acted as board fiduciaries across the spectrum of early stage to large capitalization precious metals companies.  Some of these companies include:  IAMGOLD Corp., Placer Dome Inc., Rio Alto Mining Ltd., Pan American Silver Corp., Metallica Resources Ltd., Northgate Exploration Ltd., Fronteer Gold Inc., Grayd Resources Corp., Roxgold Inc. and Endeavour Mining Corp.

Sentry’s nominees have considerable experience in heap leach mining operations management, corporate finance and corporate governance. The proposed nominees will act as independent fiduciaries and have all committed themselves to support a plan to optimize Timmins’ mining assets, adopt corporate governance best practices, solidify the balance sheet and set a clear strategy to enhance shareholder value.

Sentry is advising shareholders of its intentions and intends to file and disseminate an information circular in due course.

SENTRY’S INDEPENDENT AND EXPERIENCED BOARD NOMINEES

Tony Hawkshaw: Mr. Hawkshaw has more than 30 years’ experience in the mining industry in countries including Canada, United States, Mexico, Russia and Peru and is a former director, CFO and founding shareholder of Rio Alto Mining Ltd. Prior to Rio Alto, Mr. Hawkshaw was the CFO of Pan American Silver Corp. and Chariot Resources Ltd., and he has served as Chairman of the audit committee of Caza Gold Corp.

Oliver Lennox-King: Mr. Lennox-King has over 30 years’ of experience in the mineral resource industry and has a wide range of experience in financing, mining research and marketing. He has spent the last 17 years’ in executive positions and directorships with junior mining companies. Mr. Lennox-King is currently the non-executive Chairman of Roxgold Inc. He served as a director of Teranga Gold Corp. and the Non-Executive Chairman of the Board of Directors of Fronteer Gold Inc. until it was acquired by Newmont Mining Corp. He was also instrumental in the formation of Southern Cross Resources Inc.

Richard J. Hall: Mr. Hall brings over 40 years’ of exploration, development, mining and corporate experience. He was the former Chairman of Premier Gold Ltd. and served as President and Chief Executive Officer of Northgate Minerals Corp. Mr. Hall is currently a director of IAMGOLD Corp. He served as President and Chief Executive Officer of Northgate Minerals Corp. until Northgate was acquired by AuRico Gold Inc. He held the position of Chairman of Grayd Resource Corp. when Grayd was acquired by Agnico Eagle Ltd. He also served as a director and Chairman of the Special Committee of Creston Moly Corp. during its acquisition by Mercator Minerals Ltd. Mr. Hall was the President and CEO of Metallica Resources Inc. from 1999-2008, where he was involved in all aspects of the company's development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc.

Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

Marc Prefontaine: Mr. Prefontaine is a professional Geologist with over 25 years’ experience. He served as President and CEO of Grayd Resource Corp. where he and his geological team made two gold discoveries growing the company from a small exploration company to a successful development-stage company culminating with its acquisition by Agnico Eagle Mines Ltd. for $275 million.
Mr. Prefontaine is currently a director of Santa Cruz Silver Mining Ltd.

Troy Fierro: Mr. Fierro is a mining engineer with over 28 years’ of industry experience in the mining consulting sectors. He previously held board positions with Gold Canyon Resources Inc. and Timberline Resources Corp., and executive positions with Gold Canyon Resources Inc, Fronteer Gold Inc., Metallica Resources Inc., and Coeur d'Alene Mines Corp. where he oversaw the development, construction and management of mines in many regions including Mexico. At Fronteer, which was acquired by Newmont Mining Corp. for $2.1 billion, Mr. Fierro acted as COO.  Mr. Fierro currently sits on the Laurentian Goldfields Ltd. board.

Tony Harwood: Dr. Harwood is an Economic Geologist with 30 years’ of international exploration and mining experience. Dr. Harwood previously held the positions of President and Chief Executive Officer of Africo Resources Ltd., Vice President of Placer Dome Inc., and currently is the President and Chief Executive Officer of Montero Mining & Exploration Ltd. Dr. Harwood was also a director of Endeavour Mining Corp. and former founder and managing director of Harwood International Ltd., a geological consulting company.

NOW IS THE TIME FOR A CHANGE AT TIMMINS

Failure of the Board to Properly Consider Shareholder Best Interests:

•	Neglected to make management changes in response to repeated failure to achieve operational metrics and stated objectives.
•	Ignored requests made by significant shareholders to allow for comprehensive due diligence to be conducted by potential acquirers. Stronger companies with superior growth prospects, stronger financial positions, superior technical skills and superior operating performance have been rebuffed.

Poor Management Structure, Corporate Governance and Shareholder Engagement:

•	Current separate President and CEO roles are atypical and equally compensated, indicating no performance distinction by the Board.
•	Compensation is not tied to meaningful performance metrics.
•	Receipt of failing assessment from proxy advisory firms Glass Lewis (GL) and Institutional Shareholder Services Inc. (ISS) with regard to Board independence in advance of the Timmins 2013 annual general meeting.
•	No majority voting policy in place.
•	Three Board members (two executive and one non-executive) received extremely low voter support in 2013. If these results were adjusted to exclude Board ownership, the voter support would have been less than 50% (assuming Board shares were voted in favor).
•	With a clear lack of shareholder support last year, no incremental steps taken to replace poorly supported directors or increase shareholder outreach and engagement.
•	For the third year in a row, the Board has failed to call the AGM within the required six months of the fiscal year end.
•	The cancellation of an already late AGM is an egregious abuse of TSX requirements

Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

Inadequate Strategic Plan

•	Timmins’ management has neglected to clearly define a strategy of value creation, demonstrated an inability to optimize capital, and a preference to discourage potentially attractive merger/sale opportunities.
•	Lack of visibility into Timmins’ long-term growth strategy beyond the San Francisco Mine.

SENTRY’S VALUE ENHANCING PROPOSITION

Install a “Best in Class” Independent Board and Adopt Sound Corporate Governance Practices and Improve Operational Performance and Financial Flexibility:

•	Professionalize Timmins with a Board containing deep mining industry expertise, public company experience and a history of value creation to achieve enhanced company performance.
•	Review merit of consolidating President and CEO into one management and Board position to reduce influence, costs and redundancies.
•	Ensure executive compensation packages are linked to sound operational performance metrics and the ultimate creation of shareholder value.
•	Evaluate and institute other corporate governance best practices.
•	Conduct an independent review of management, capital structure and capital allocation.
•	Execute an internal operational review with management directed by an experienced Board to address the bottleneck in the crushing circuit and optimize the geological assessment.
•	Focus on asset value maximization and lowering cost of capital by improving margins and restoring institutional investor confidence.

While Sentry acknowledges that we have met with Timmins’ management to discuss possible changes, we believe in order to ensure the necessary changes are made, it is important to make our intentions public. We will continue to work with the Board constructively in order to achieve a result that is satisfactory based on our significant, long term investment.

Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

About Sentry

Sentry Investments was founded in 1997 and is one of Canada's fastest-growing independent asset management companies. Sentry manages over $14 billion in assets on behalf of more than 400,000 Canadian investors. Sentry offers a diverse range of award-winning investment products available through financial advisors, including domestic and global mutual funds, and separately managed accounts. Sentry is one of only three firms to receive five consecutive Brendan Wood Canadian International TopGun Asset Management Team Awards (2009 to 2013).

Sentry has retained Kingsdale Shareholder Services to provide strategic proxy advisory services.

For further information, please contact:

Investor Services (Broker/Investor inquiries)
Tel:  1-888-730-4623
Fax: 416-364-1197
info@sentry.ca
www.sentry.ca

Media inquiries, please contact Ryan Caughey at 647-789-2537

Kingsdale Shareholder Services
North American Toll-Free: 1-866-581-0510
International Collect Calls: 1-416-867-2272
Email: contactus@kingsdaleshareholder.com

ADDITIONAL INFORMATION

The preceding information is provided in accordance with Canadian corporate and securities laws applicable to public broadcast solicitations. Sentry is relying on the exemption under section 9.2(4) of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to make this public broadcast solicitation. This solicitation is being made by Sentry and is not by or on behalf of management of Timmins. The address of Timmins is Suite 1900, 570 Granville Street, Vancouver, BC, V6C 3P1.

Sentry has filed this press release containing the information required by section 9.2(4)(c) of NI 51-102 and has filed a separate document containing the information required by Form 51-102F5 – Information Circular, in respect of Sentry's nominees (the "Sentry Nominees") for election to the board of directors of Timmins at the AGM, including any and all adjournments or postponements of such meeting, on Timmins' company profile on SEDAR at www.sedar.com.

Commerce Court West 199 Bay Street, Suite 2700 P.O. Box 108 Toronto, ON M5L 1E2 Tel: 416-364-9297 Fax: 416-364-1197

Sentry intends to solicit proxies in accordance with all applicable securities laws and corporate law requirements and in connection therewith intends to provide a form of proxy to shareholders of Timmins that wish to support the election of the Sentry Nominees. Proxies may be solicited by mail, telephone, e-mail or other electronic means and in person by directors, officers and employees of Sentry or by the Sentry Nominees, who will not be specifically remunerated therefor. In addition, Sentry may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian securities laws and corporate law requirements, conveyed by way of public broadcast, including through press releases, speeches, advertisements or publications, and by any other manner permitted under applicable Canadian laws. Sentry has also retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies. Sentry will pay fees estimated at up to approximately $50,000. The costs incurred in connection with the preparation of proxy solicitation materials and the solicitation will be borne by Sentry. However, Sentry intends to seek reimbursement from Timmins of its out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with the solicitation of proxies referred to above.

A registered shareholder of Timmins that gives a proxy may revoke it by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, as the case may be: (i) at the registered office of Timmins at any time up to and including the last business day preceding the day of the AGM at which the proxy is to be used, or (ii) with the chairman of the AGM on the day of the AGM; or in any other manner permitted by law. A non-registered holder of common shares of Timmins will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

To the knowledge of Sentry, neither Sentry, nor any of its directors or officers, or any associates or affiliates of the foregoing, nor any of the Sentry Nominees or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the commencement of Timmins' most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Timmins or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted upon at the AGM other than the election of directors.

Certain statements included in this news release constitute forward-looking statements, including, but not limited to, those identified by the expressions ‘‘expect,’’ ‘‘intend,’’ “will” and similar expressions to the extent that they relate to Timmins. Forward-looking statements in this news release include, but are not limited to, statements regarding the results of Sentry’s proposal to restructure the Board of Timmins as well as Sentry’s intentions to file an information circular in due course.  The forward-looking statements are not historical facts but reflect Sentry’s current expectations regarding future results or events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Although Sentry believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. Sentry does not undertake any obligation to update publicly or otherwise revise any forward-looking statement or information whether as a result of new information, future events or other such factors which affect this information, except as required by law.